EXHIBIT 99.1

Aeterna Zentaris’ Marketing Authorization Application for Macrilen™ (macimorelin) for Evaluation of Adult Growth Hormone Deficiency Accepted by European Medicines Agency

CHARLESTON, S.C., Nov. 27, 2017 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ:AEZS) (TSX:AEZS) announced that the Marketing Authorization Application (“MAA”) for the use of Macrilen™ (macimorelin) for the evaluation of adult growth hormone deficiency (“AGHD”) has been accepted by the European Medicines Agency (“EMA”) for regulatory review.

“Our goal is to relieve the burden of AGHD testing for physicians worldwide and most importantly for patients and the EMA’s acceptance of our MAA brings us closer to achieving that,” said Michael V. Ward, Chief Executive Officer, Aeterna Zentaris. “Our vision is to see that Macrilen™ becomes the future for AGHD management and the drug that endocrinologists and their staffs come to depend on as the preferred test for patients seeking answers.”

AGHD affects approximately 75,000 adults across the US, Canada and Europe. Growth hormone not only plays an important role in growth from childhood to adulthood, but also helps promote a hormonally-balanced health status. AGHD mostly results from damage to the pituitary gland. It is usually characterized by a reduction in bone mineral density, lean body mass, exercise capacity, and overall quality of life as well as an increase of cardiovascular risks.

Macrilen™, an orally available ghrelin agonist, stimulates the secretion of growth hormone from the pituitary gland. Stimulated growth hormone levels are measured in blood samples after oral administration of Macrilen™ for the assessment of growth hormone deficiency (GHD).

“We believe that macimorelin can be a game changer for the endocrinology community,” said Dr. Richard Sachse, M.D., Ph.D., the company’s Senior Vice President, Chief Medical Officer and Chief Scientific Officer. “It is the first innovation in adult GHD testing in over 50 years and we hope it will eliminate the agony of current standards of testing which require physician-supervised administration and up to double digital patient blood draws over several hours, thus providing a significant reduction of the testing burden.”

On March 7, 2017, the Pediatric Committee of the EMA agreed to the company’s Pediatric Investigation Plan (“PIP”) for Macrilen™, a prerequisite for filing an MAA for any new medicinal product in Europe. The EMA also agreed that the company may defer conducting the PIP until after it filed a MAA for the use of Macrilen™ in AGHD. The start of the EMA review procedure for the MAA has now been confirmed by EMA as November 23, 2017.

About Macrilen™ (macimorelin)

Macimorelin, a ghrelin agonist, is an orally-active small molecule that stimulates the secretion of growth hormone. Macimorelin has been granted orphan drug designation by the United States Food and Drug Administration (“FDA”) for diagnosis of AGHD.  The company has a December 30, 2017 Prescription Drug User Fee Act (PDUFA”) date on its NDA for Macrilen™.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company focused on developing and commercializing Macrilen™. It recently resubmitted an NDA to the FDA seeking approval of Macrilen™, an internally developed compound, and was granted a December 30, 2017 PDUFA date by the FDA. For more information, visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed under the caption “Key Information - Risk Factors” in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Such statements include, but are not limited to, statements about the timing of, and prospects for, regulatory approval and commercialization of our product candidates, statements about the status of our efforts to establish a commercial operation and to obtain the right to promote or sell products that we did not develop and estimates regarding our capital requirements and our needs for, and our ability to obtain, additional financing. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ and the continued availability of funds and resources to successfully launch the product in the event the FDA approves Macrilen™, the rejection or non-acceptance of the NDA by one or more regulatory authorities and, more generally, uncertainties related to the regulatory process, the ability of the Company to efficiently commercialize Macrilen™, the degree of market acceptance of Macrilen™ in the event it is approved for commercialization by the FDA, our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation, the litigation involving two former officers of the Company, or other litigation on our cash flow, results of operations and financial position; any evaluation of potential strategic alternatives to maximize potential future growth and stakeholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the applicable Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contacts:

Aeterna Zentaris Inc.
Michael V. Ward
Chief Executive Officer
IR@aezsinc.com
843-900-3223

Reilly Connect
Susan Reilly
President
susan.reilly@reillyconnect.com
312-600-6783